Exhibit 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Emergency Medical Services Corporation for the registration of 10,000,000 shares of its class A common stock and to the incorporation by reference therein of our reports dated February 15, 2008, with respect to the consolidated financial statements of Emergency Medical Services Corporation as of and for the years ended December 31, 2007 and 2006, and the effectiveness of internal control over financial reporting of Emergency Medical Services Corporation as of December 31, 2007 included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado
October 22, 2008